P. E. 1/11/02

02011899

1-8781

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of January 2002

JAN 28 2002

ELSCINT LIMITED

(Translation of Registrant's Name into English)
13 Mozes Street, Tel Aviv 67442, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes ☑ No

Attached hereto as Exhibit 1 and incorporated by reference herein is a copy of the Registrant's press release dated January 8, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSCINT LIMITED
(Registrant)

By: Uri
Name: Uri Levin
Title: Chief Finance Officer

Dated: January 24, 2002.

EXHIBIT INDEX

Exhibit No.	**Description**
1.	Press release dated January 8, 2002.

EXHIBIT 1

Elscint Limited Announces the Issuance of 802,500 Ordinary Shares To Employees and Officers

TEL AVIV, Israel, Jan. 8 /PRNewswire-FirstCall/ -- Elscint Ltd. (NYSE: ELT - news), the hotel and leisure property company, announced today that it recently issued to employees and officers pursuant to the Company's Employees and Officers Incentive Plan (the ``Plan'') an aggregate of 802,500 ordinary shares, NIS 0.05 par value, of the Company (the ``Shares''), which constituted, immediately following such issuance, approximately 4.59% of the Company's issued and outstanding share capital.

The Shares were issued effective as of December 14, 2001, within the framework of the Plan, which was approved at the Annual General Meeting of the Company's shareholders held on October 18, 2001. Under the terms of the Plan, as approved by the Company's shareholders, the Company was authorized to issue up to 850,000 ordinary shares to employees and officers of the Company or its subsidiaries, or of Europe-Israel (M.M.S.) Ltd., the indirect parent of the Company, or other companies controlled by it.

Pursuant to the terms of Plan, the Shares were issued to a trustee, who shall hold such Shares on behalf of the offerees thereof.

The issuance price for each Share was set at $3.70. The consideration for the issuance of the Shares will be paid through a loan granted by the Company to the offerees.
For further information with respect to the Plan, please see the Company's proxy statement dated September 20, 2001.

About Elscint Limited

Elscint is a New York Stock Exchange listed company active in two principal fields: in the leisure industry, it has interests in several hotels in Western Europe, hotel development projects in Western and Central Europe and it has a major interest in the commercial and entertainment center at Herzlia Marina; and in the medical device sector, Elscint's Ma'alot facility in northern Israel manufactures medical and other industrial products.

FORWARD-LOOKING STATEMENTS WITH RESPECT TO ELSCINT'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS, INCLUDED IN THIS RELEASE ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT, THE EFFECT OF ELSCINT'S ACCOUNTING POLICIES AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED FROM TIME TO TIME IN ELSCINT'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.